SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 8)
                          --------------------



                               Enzo Biochem, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  294100102
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Ellenoff Grossman Schole & Cyrulli, LLP
               370 Lexington Avenue, New York, NY  10017  (212) 370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             February 18, 2000
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) (f) or (g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

CUSIP No.  294100102                 13D                   Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,763,829
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,763,829
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,948,116
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  294100102                 13D           Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,230,467
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,230,467
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,230,467
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 4 of 5 Pages


               J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment"), (collectively, the "Reporting Parties") hereby amend the following items in their statement on Schedule 13D relating to the common stock, $.01 par value ("shares") of Enzo Biochem, Inc. (the "Issuer") as follows:


Item 3. (a) is hereby amended in its entirety as follows:

          This statement relates to the purchase of 1,000 shares by Mr. Davis for $82,000. Mr. Davis used his personal funds to purchase the 1,000 shares.

Item 4. is hereby amended in its entirety as follows:

          The purchase of the shares by Mr. Davis was made as an investment in the Issuer and not for any reason described in (a) through (j) of
          Item 4.

Item 5. (a) is hereby amended in its entirety as follows:

          As of February 18, 2000, Mr. Davis may be deemed to beneficially own (1) 1,948,116 shares or 7.8% of the Issuer's shares issued and outstanding as follows (i) 1,000 shares owned directly by Mr. Davis,
          (ii) 1,230,467 shares owned directly by Blair Investment, (iii) 532,362 shares owned by Engex, Inc. (2), (iv) 80,696 shares owned by Rosalind Davidowitz, Mr. Davis' wife, and (v) 103,818 shares owned by The Morton Foundation, Inc. (3).

          As of February 18, 2000, Blair Investment may be deemed to beneficially own 1,230,467 shares or 4.9% of the Issuer's shares issued and outstanding as indicated in (ii) above.

Item 5. (b) is hereby amended in its entirety as follows:

          Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. Rosalind Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her and those owned by The Morton Foundation (4). Voting and dispositive decisions regarding shares owned by Engex are made by Mr. Davis as Chairman of the Board.

Item 5 (c) is hereby amended by adding the following paragraphs thereto:

          No transactions were made by the Reporting Parties in the previous sixty days.

    __________________________________________________________________________


(1) Not included herein are 46,407 shares owned by Kinder Investments, L.P. ("Kinder") and 10,000 shares owned by Sutton Partners, L.P. ("Sutton"). The limited partners of Kinder and Sutton are the children and grandchildren of Mr. Davis. Blair Investment and Mr. Davis disclaim for purposes of Section 13 or otherwise beneficial ownership of any Enzo Biochem, Inc. shares owned by Kinder and Sutton. Kinder and Sutton disclaim for purposes of Section 13 or otherwise ownership of any Enzo Biochem, Inc. shares owned by Blair Investment or Mr. Davis.

(2) Engex, Inc. ("Engex") is an investment company registered under Section 8 of the Investment Company Act. Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as investment advisor to Engex. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Engex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

(3) The Morton Foundation, Inc. is a charitable corporation controlled by Mr. Davis' wife, Rosalind Davidowitz. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to The Morton Foundation, Inc. or Ms. Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by The Morton Foundation, Inc. or Ms. Davidowitz for any purpose.

                                                  Page 5 of 5 pages

                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                        /s/ J. Morton Davis
Date:    February 24, 2000              _____________________________
         New York, New York             J. Morton Davis









                                       D.H. BLAIR INVESTMENT BANKING CORP.


                                               /s/ David Nachamie
Date:    February 24, 2000                  by_____________________________
         New York, New York                     David Nachamie
                                                Treasurer